UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK
PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2018
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 1-3157

INTERNATIONAL PAPER COMPANY
SALARIED SAVINGS PLAN
(Full title of the plan)
INTERNATIONAL PAPER COMPANY
6400 Poplar Avenue
Memphis, TN 38197
Telephone: (901) 419-9000
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)
INTERNATIONAL PAPER COMPANY SALARIED SAVINGS PLAN

TABLE OF CONTENTS

NOTE:
All other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

EXHIBIT

23	Consent of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Participants and Plan Administrator of
International Paper Company Salaried Savings Plan
Memphis, Tennessee

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the International Paper Company Salaried Savings Plan (the “Plan”) as of December 31, 2018 and 2017, the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Schedules
The supplemental schedule listed in the Table of Contents has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Deloitte & Touche LLP

Memphis, Tennessee
June 25, 2019

We have served as the Plan’s auditor since 2001.

INTERNATIONAL PAPER COMPANY SALARIED SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2018 AND 2017
(Amounts in thousands)

	2018	2017
ASSETS:
Investments, at fair value (Note 4)
Plan interest in Master Trust — Participant-directed investments	$2,859,157	$3,179,088
Self-directed brokerage accounts— Participant-directed investments	94,305	106,773
Investments, at contract value (Note 5)
Plan interest in Master Trust — Fully benefit-responsive investment contracts	838,830	870,614
Total investments	3,792,292	4,156,475
Receivables:
Notes receivable from participant loans	63,263	63,154
Participants’ contributions	7,121	7,202
Employer’s contributions	4,831	4,882
Total receivables	75,215	75,238
LIABILITIES:
Accrued expenses	675	436
Excess contributions payable	72	47
Total liabilities	747	483
NET ASSETS AVAILABLE FOR BENEFITS	$3,866,760	$4,231,230
See notes to financial statements.

INTERNATIONAL PAPER COMPANY SALARIED SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2018 AND 2017
(Amounts in thousands)

	2018	2017
ADDITIONS:
Contributions:
Participants’ contributions	$143,837	$144,147
Employer’s contributions	76,369	72,406
Total contributions	220,206	216,553
Investment income (loss) — Plan interest in Master Trust:
Net appreciation (depreciation)	(313,378)	460,342
Interest	29,737	34,105
Dividends	30,002	26,018
Investment income (loss) — Plan interest in Master Trust	(253,639)	520,465
Investment income (loss) — Self-directed brokerage accounts	(8,711)	13,538
Total investment income (loss)	(262,350)	534,003
Interest income on notes receivable from participant loans	3,002	2,816
Net transfers from other plans (Note 8)	16,352	15,306
Total additions	(22,790)	768,678
DEDUCTIONS:
Benefits paid to participants	339,387	301,368
Administrative expenses	2,293	2,249
Total deductions	341,680	303,617
NET INCREASE (DECREASE)	(364,470)	465,061
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	4,231,230	3,766,169
End of year	$3,866,760	$4,231,230
See notes to financial statements.

INTERNATIONAL PAPER COMPANY SALARIED SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2018 AND 2017

NOTE 1 - DESCRIPTION OF THE PLAN
The following description of the International Paper Company Salaried Savings Plan (the “Plan”) provides only general information about the provisions of the Plan. Participants should refer to the Plan document or the Plan’s summary plan description for a more complete description of the Plan’s provisions.
General—The Plan is a defined contribution plan providing retirement benefits to the salaried employees and certain hourly employees of International Paper Company and its subsidiaries (the “Company”) who work in the United States, or who are United States citizens or residents working outside the United States. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
The majority of the assets of the Plan are held by State Street Bank and Trust Company (the “Trustee” or “State Street”) in the International Paper Company Defined Contribution Plans Master Trust (the “Master Trust”), a master trust established by the Company and administered by the Trustee. Self-directed brokerage accounts and participant loans are not assets of the Master Trust but are a part of the Net Assets Available for Benefits and are also held by State Street.
Empower Retirement (the “Recordkeeper”) is the recordkeeper for the Plan. Empower Retirement is a division of Great-West Life & Annuity Insurance Company (“Great-West”).
Eligibility to Participate—An employee is generally eligible to participate in the Plan upon date of hire if the employee is a salaried employee, or a non-bargained hourly employee at a designated location, and is employed on a non-temporary basis. Participation in the Plan is voluntary. New employees are automatically enrolled in the Plan 45 days from the date they become eligible to participate, unless they otherwise decline participation.
Participant Contributions—Participant contributions may be made as before-tax, after-tax or Roth 401(k) contributions, or in any combination, and are subject to certain Internal Revenue Code (the “Code”) limitations. The maximum rate of participant contributions is 85% of annual compensation as defined by the Plan. Employees who are automatically enrolled contribute at the rate of 4% of compensation, unless they elect an alternate contribution percentage.
Company Matching Contributions—The Company matches in cash all participant contributions at 70% on the first 4% of compensation contributed to the Plan and 50% on the next 4% of compensation contributed to the Plan.
Retirement Savings Account—The Company makes a Retirement Savings Account (“RSA”) contribution for employees hired on or after July 1, 2004 equal to 3% of compensation for employees under 40, 4% for employees 40 through 49, 5% for employees 50 through 54, and 6% for employees 55 and above. Beginning in 2019, this contribution will be made to all participants, regardless of hire date, as a result of the salaried pension plan freeze effective December 31, 2018.
Rollover Contributions—The Plan is authorized to accept rollover contributions and direct trust-to-trust transfers of amounts which participants are entitled to receive from other qualified profit-sharing, stock bonus, and savings plans or traditional individual retirement accounts.
Investments—Participants direct the investment of all contributions into various investment options offered by the Plan. The Plan currently offers several diversified portfolios and pooled funds, a fixed income option referred to as the Stable Value Fund, an open brokerage window, and the Company’s common stock as investment options for participants. Contributions of participants who are automatically enrolled and the Company matching contributions are invested in the Tier 1 Smartmix Moderate Fund unless the participant makes alternate investment elections.
ESOP Portion of the Plan—The Company Stock Fund, excluding contributions made in the current Plan year, is designated as an employee stock ownership plan (“ESOP”). With respect to dividends paid on shares of Company stock held in the ESOP portion of the Plan, participants are permitted to elect to receive cash payouts of the dividends or to leave the dividends in the Plan to be reinvested in shares of Company stock. Each participant has the right to direct the manner in which whole shares of the Company stock held in the Company Stock Fund attributable to his account at valuation date will be voted at stockholders' meetings. Directions are given to the Trustee and are held in the strictest confidence and not divulged or released to any person, including officers or employees of the Company. An independent fiduciary appointed by the Company votes in person or by proxy any shares of Company stock for which voting instructions have not been received by the deadline set forth in the Company's written proxy mailed to participants. Effective January 1, 2018, participant contributions to the Company Stock Fund are limited to 50% of the participant’s total payroll contribution to the Plan.  If the participant has more than 50% of his or her total Plan balance in the Company Stock Fund, the participant may continue to direct up to 50% of payroll contributions to the Company Stock Fund but may not transfer additional amounts from other Plan investment funds to the Company Stock Fund until his or her balance in the Company Stock Fund falls below 50% of his or her Plan balance.

Participant Accounts—Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, the Company matching contributions, RSA contributions and an allocation of Plan earnings, and is charged with benefit distributions, if applicable, and allocations of Plan losses and administrative expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Vesting—Participants are immediately vested in their participant contributions and rollover contributions, plus earnings thereon. Participants become 100% vested in Company matching contributions and RSA contributions, plus earnings thereon, after three years of service.
Participants also are fully vested in amounts contributed by the Company, plus earnings thereon, upon attainment of age 65, termination of employment due to death or disability, or termination of employment due to permanent closure or sale of an employee’s work facility. Forfeited balances of terminated participants are used to reduce future Company contributions.
Notes Receivable from Participants—Participants, including participants who are no longer employed by the Company, may borrow from their accounts an amount not to exceed (on a cumulative outstanding basis) the lesser of (1) 50% of the value of a participant’s contributions, rollover accounts, and the vested portion of a participant’s Company contributions account, less any restricted portions of such accounts or (2) $50,000 reduced by the excess of the participant’s largest outstanding balance of all loans during the 12 months preceding the date the loan is to be made over the outstanding balance of loans on the date such loan is made.
Loans are repaid through payroll deduction, beginning as soon as administratively practicable after the effective date of the loan, with a minimum loan period of one year. Participants may make payments directly to the Plan if they are on leave of absence without pay. Participants may also pay remaining balances in lump sum directly to the Plan. The maximum repayment period is five years, unless for the purchase of a principal residence, in which case the maximum repayment period is 10 years. It is permissible to have two loans outstanding at any one time, but only one principal residence loan is allowed at a time. The interest rate is determined by the Plan administrator based on the prime interest rate as published in The Wall Street Journal plus 1%. Interest rates on loans outstanding ranged from 4.25% to 10.50% at December 31, 2018, and 2017. For participants who are no longer employed by the Company, loans are repaid by direct payments to the Plan. A loan initiation fee of $50 is charged to the participant’s account for each new loan requested.
Withdrawals—A participant may make a general withdrawal in the following order: (1) the value of the after-tax contributions made before the preceding 24-month period and the unmatched after-tax contributions made within the preceding 24-month period with no suspension penalty or contribution suspension; (2) the value of the matched after-tax contributions made during the preceding 24 months with a 3-month suspension penalty period during which no Company matching contributions are made; (3) the value of any rollover account; and (4) the value of certain prior Company matching contributions as detailed in the appendix to the Plan document.
If the total amount available to a participant for a general withdrawal is insufficient to meet his financial needs, a participant who has not attained age 59-1/2 may apply for a hardship withdrawal of vested Company matching contributions and earnings thereon, before-tax contributions and pre-1989 earnings on before-tax contributions.
To demonstrate necessity for a hardship withdrawal, a participant’s contributions to the Plan are suspended for six months. As an alternative method of demonstrating necessity, a participant may file a certification of financial hardship.
Participants who have attained age 59-1/2 may withdraw the value of before-tax contributions and the value of vested Company matching contributions, in addition to all amounts available under a general withdrawal.
Payment of Benefits—Distributions may be made when a participant retires, terminates employment, or dies. With the exception of the Company Stock Fund, distributions are in cash for the value of the participant’s account. Distributions from the Company Stock Fund are made in shares of Company common stock, in cash, or in a combination of shares and cash, as selected by the participant.
Upon termination of employment, a participant may elect a distribution in a lump-sum payment, partial lump-sum payment or through installments over 5 to 20 years. Beginning January 1, 2011, the maximum installment period for new elections is limited to the maximum life expectancy of the participant or the joint life expectancy of the participant and their beneficiary.
The Plan requires an automatic lump-sum distribution to a terminated participant whose account balance is $5,000 or less. An automatic lump-sum distribution in excess of $1,000 is automatically distributed to a rollover Individual Retirement Account (IRA) unless the participant timely elects another form of distribution.
Death benefits to a beneficiary are paid in either a lump-sum payment within five years of the participant’s death or in installment payments commencing within one year of the participant’s death, as elected by the beneficiary. If the beneficiary is the participant’s spouse, the beneficiary may elect to defer the distribution to the date the participant would have been age 70-1/2.

Some participants that have become participants in the Plan due to plan mergers have benefits differing from the general provisions of the Plan. The appendix to the Plan’s summary plan description explains these benefits in detail by location. These participants are often allowed to continue certain benefits offered in their previous plans. The contributions available for such withdrawals are only those contributions made under their previous plans and not the contributions or earnings thereon made under the Plan’s provisions.
Administrative Expenses—All administrative fees and expenses (except loan, self-directed brokerage account and Qualified Domestic Relations Order "QDRO" initiation fees which are charged to individual participant accounts) are charged to the Plan. The Recordkeeper nets the Master Trust administrative expenses of each plan with the investment income or loss of the Master Trust. Plan level expenses are included in administrative expenses in the accompanying statements of changes in net assets available for benefits.
Forfeited Accounts—When certain terminations of participation in the Plan occur, the non-vested portion of the participant's account as defined by the Plan, represents a forfeiture. The plan document permits the use of forfeitures to reduce future employer contributions for the plan year. However, if a participant is reemployed and fulfills certain requirements, as defined in the plan document, the account will be reinstated. On December 31, 2018 and 2017, forfeited non-vested accounts were valued at approximately $30,500 and $374,200, respectively. During the years ended December 31, 2018 and 2017, employer contributions were reduced by approximately $2,819,000 and $1,934,000, respectively, from forfeited non-vested accounts.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting— The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).
Use of Estimates— The preparation of financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Investment Valuation and Income Recognition—The Plan’s investments are stated at fair value, except for fully benefit-responsive contracts or synthetic guaranteed investment contracts, which are reported at contract value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Contract value is the amount Plan participants would receive if they were to initiate permitted transactions under the terms of the Plan (see Note 5). See Note 4 for discussion on fair value measurements.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan's gains and losses on investments bought and sold as well as held during the year.
Management fees and operating expenses charged to the Master Trust for investments in Master Trust investment accounts are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as an adjustment to net appreciation (depreciation) in fair market value for such investments.
Risks and Uncertainties—The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.
Notes Receivable from Participants—Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.
Payment of Benefits—Benefit payments to participants are recorded upon distribution. There were no participants who elected a distribution from the Plan, but had not yet been paid at December 31, 2018.
Excess Contributions Payable—The Plan is required to return contributions to participants in the event certain nondiscrimination tests defined under the Code are not satisfied. For the year ended December 31, 2018, approximately $71,800 of contributions were refundable to Plan participants and are included in excess contributions payable in the accompanying statements of net assets available for benefits. For the year ended December 31, 2017, approximately $47,300 of contributions were refundable to Plan participants and are included in excess contributions payable in the accompanying statements of net assets available for benefits.
Derivatives— Investments include various derivative instruments, such as swaps, options, forwards and futures, that are employed as asset class substitutes, or for bona fide hedging or other appropriate risk management purposes, to achieve investment objectives in an efficient and cost-effective manner as follows:

•	Market Exposure — To gain exposure to a particular market or alter asset class exposures (e.g., tactical asset allocation) quickly and at low cost.

•
To alter the risk/return characteristics of certain investments. For example, in fixed income accounts, derivatives may be used to alter the duration of the investment portfolio. Investment managers are also permitted to use derivatives to enhance returns by selecting instruments that will perform better than underlying securities under certain scenarios.

•	Foreign Currency Exposure Management — Investment managers may use derivatives, such as currency forwards, in order to manage foreign currency exposures.
The extent to which investment managers are permitted to use derivatives (and the manner in which they are used) is specified within investment manager investment guidelines. Derivative exposure is monitored regularly to ensure that derivatives are used in a prudent and risk-controlled fashion.
Derivative instruments and hedging activities were immaterial for the years ended December 31, 2018 and 2017.
Securities Lending—The Master Trust has, via a Securities Lending Authorization Agreement with State Street, authorized State Street to lend its securities to broker-dealers and banks pursuant to a form of loan agreement.
During 2018 and 2017, State Street lent, on behalf of the Company, certain securities held by State Street as custodian and received cash, securities issued or guaranteed by the United States government, and irrevocable letters of credit as collateral. State Street did not have the ability to pledge or sell collateral securities absent a borrower default. Borrowers were required to deliver collateral for each loan equal to (i) in the case of loaned securities denominated in United States dollars or sovereign debt issued by foreign governments, 103% of the market value of the loaned securities during 2018 and 2017; and (ii) in the case of loaned securities not denominated in United States dollars or whose primary trading market was not located in the United States, 105% of the market value of the loaned securities during 2018 and 2017.
State Street has indemnified the Plan by agreeing to purchase replacement securities, or return the cash collateral in the event a borrower failed to return a loaned security or pay distributions thereon. There were no losses during 2018 or 2017 resulting from a default of the borrowers.
The cash collateral received on loans is invested, together with the cash collateral of other qualified tax-exempt plan lenders in a collective investment pool called the Quality D Short-Term Investment Fund. As of December 31, 2018, the Quality D Short-Term Investment Fund had an average duration of 119 days and an average weighted final maturity of 27 days. As of December 31, 2017, such investment pool had an average duration of 153 days and an average weighted final maturity of 28 days.
Recent Accounting Pronouncements—In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820); Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement. The amendments in this Update simplify the disclosure requirements for level 3 assets. ASU 2018-13 is effective for fiscal years beginning after December 15, 2019 and early adoption is permitted. The Plan elected to early adopt ASU 2018-13, as of December 31, 2018, as permitted, and has applied the provisions for ASU 2018-13 retrospectively to all periods presented.

NOTE 3 - MASTER TRUST
The majority of the Plan’s investment assets are held in a trust account by the Trustee and consist of an undivided interest in an investment account of the Master Trust. Use of the Master Trust permits the commingling of trust assets with the assets of other plans sponsored by the Company for investment and administrative purposes. Although assets of the plans are commingled in the Master Trust, the Recordkeeper maintains supporting records for the purpose of allocating the net gain or loss of the investment account to the participating plans. The net investment income or loss of the investment assets and administrative expenses are allocated by the Recordkeeper to each participating plan based on the relationship of the interest of each plan to the total of the interests of the participating plans.
The Master Trust is subject to master netting agreements, or netting arrangements, with certain counterparties. These agreements govern the terms of certain transactions, and reduce the counterparty risk associated with relevant transactions by specifying offsetting mechanisms and collateral posting arrangements at pre-arranged exposure levels. Since different types of transactions have different mechanics and are sometimes traded out of different legal entities of a particular counterparty organization, each type of transaction may be covered by a different master netting arrangement possibly resulting in the need for multiple agreements with a single counterparty. Master netting agreements are specific to each different asset type; therefore, they allow the Master Trust to net its total exposure to a specified counterparty and settle it through a single payment, in a single currency in the event of a default with respect to any and all the transactions governed under a single agreement with the counterparty. The total and net assets of the Master Trust at December 31, 2018 and 2017, are summarized as follows (in thousands):

	Master Trust Balances	Plan's interest in Master Trust Balances	Master Trust Balances	Plan's interest in Master Trust Balances

	2018		2017
Master Trust net assets:
Common stock of International Paper	$314,185	$249,573	$434,092	$348,077
Equities - domestic	604,727	481,816	767,287	605,882
Equities - international	309,522	246,609	341,616	269,755
Corporate bonds	120,302	95,850	155,302	122,633
Government securities	120,813	94,942	167,188	131,320
Mortgage backed securities	16,940	13,497	20,458	16,154
Other fixed income	4,808	3,831	1,624	1,282
Derivatives	472	376	(40)	(32)
Cash and cash equivalents	74,373	53,177	82,156	59,760
Collateral held under securities lending	70,342	51,631	97,323	71,046
Common collective trusts	2,279,536	1,648,104	2,321,972	1,668,523
Total investments at fair value	3,916,020	2,939,406	4,388,978	3,294,400
Stable Value fund at contract value	1,225,405	838,830	1,302,557	870,614
Total investments	5,141,425	3,778,236	5,691,535	4,165,014
Receivable for securities sold	47,032	34,522	103,161	75,308
Other receivables	24,406	17,451	30,984	15,961
Total receivables	71,438	51,973	134,145	91,269
Total Master Trust assets	5,212,863	3,830,209	5,825,680	4,256,283
Liability to return collateral held under securities lending agreements	70,342	51,631	97,323	71,046
Payable for securities purchased	82,822	60,791	145,789	106,426
Other payables	24,953	19,800	33,824	29,109
Total liabilities	178,117	132,222	276,936	206,581
Total Master Trust net assets	$5,034,746	$3,697,987	$5,548,744	$4,049,702
Plan interest in the Master Trust as a percentage of total	73.4%		73.0%

The net investment income (loss) of the Master Trust for the years ended December 31, 2018 and 2017, is summarized below (in thousands):

	2018	2017
Master Trust investment income (loss)
Net appreciation (depreciation) of investments	$(404,425)	$615,141
Interest	41,380	47,366
Dividends	37,828	32,789
Total Master Trust investment income (loss)	$(325,217)	$695,296
Investment income (loss) — Plan interest in Master Trust	$(253,639)	$520,465

The securities on loan under lending agreements from the Master Trust as of December 31, 2018 and 2017, are summarized below (in thousands):

Securities on loan	2018	2017
Equities - domestic	$50,914	$71,563
Equities - international	2,756	6,821
Corporate bonds	8,912	10,825
Government securities	6,481	5,493
Total Securities on loan	$69,063	$94,702

NOTE 4 - FAIR VALUE MEASUREMENTS
ASC 820, Fair Value Measurements and Disclosures, provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, as follows: Level 1, which refers to securities valued using unadjusted quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The following tables set forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at December 31, 2018 and 2017. The Plan’s policy is to recognize significant transfers between levels at the beginning of the reporting period.

Fair Value Measurements as of December 31, 2018 (in thousands)

	Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Common stock of International Paper	$249,573	$—	$—	$249,573
Equities - domestic	481,816	—	—	481,816
Equities - international	245,361	1,246	2	246,609
Corporate bonds	—	95,274	576	95,850
Government securities	—	94,942	—	94,942
Mortgage backed securities	—	13,497	—	13,497
Other fixed income	—	3,828	3	3,831
Derivatives	—	—	376	376
Cash and cash equivalents	53,177	—	—	53,177
Securities lending collateral
Cash	15,427	—	—	15,427
Non-cash	—	36,204	—	36,204
Self-directed brokerage accounts	62,766	31,539	—	94,305
Total assets in fair value hierarchy	$1,108,120	$276,530	$957	$1,385,607
Investments measured at net asset value (a)	—	—	—	1,648,104
Total investments at fair value	$1,108,120	$276,530	$957	$3,033,711
(a) In accordance with Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy.

Fair Value Measurements as of December 31, 2017 (in thousands)

	Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Common stock of International Paper	$348,077	$—	$—	$348,077
Equities - domestic	605,783	99	—	605,882
Equities - international	268,569	1,170	16	269,755
Corporate bonds	—	122,584	49	122,633
Government securities	—	131,320	—	131,320
Mortgage backed securities	—	16,154	—	16,154
Other fixed income	—	1,259	23	1,282
Derivatives	—	—	(32)	(32)
Cash and cash equivalents	59,760	—	—	59,760
Securities lending collateral
Cash	38,803	—	—	38,803
Non-cash	—	32,243	—	32,243
Self-directed brokerage accounts	68,549	38,224	—	106,773
Total assets in fair value hierarchy	$1,389,541	$343,053	$56	$1,732,650
Investments measured at net asset value (a)	—	—	—	1,668,523
Total investments at fair value	$1,389,541	$343,053	$56	$3,401,173
(a) In accordance with Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy.
Level 3 Fair Value Measurements — During each of the years ended December 31, 2018 and 2017, the transfers into and out of Level 3 assets, which primarily relate to derivatives, along with realized and unrealized gains and losses, purchases and sales, were not material.
Asset Valuation Techniques—Valuation technologies maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The following is a description of the valuation methodologies used for assets measured at fair value.
Equity securities, including the common stock of International Paper, consist primarily of publicly traded U.S. companies and international companies. Publicly traded equities are valued at the closing prices reported in the active market in which the individual securities are traded.
Mutual funds are valued at the daily closing price as reported by the fund. Mutual funds held are open-end mutual funds that are registered with the U.S. Securities and Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held are deemed to be actively traded.
Cash equivalents held are primarily short-term money market commingled funds that are valued at cost plus accrued interest which approximates fair value.
Fixed income investments consist of mortgage-backed securities, corporate bonds and government securities. Mortgage backed security holdings consist primarily of agency-rated holdings. The fair value estimates for mortgage securities are calculated by third-party pricing sources chosen by the custodian’s price matrix. Corporate bonds are valued using either the yields currently available on comparable securities of issuers with similar credit ratings or using a discounted cash flows approach that utilizes observable inputs, such as current yields of similar instruments, but includes adjustments for certain risks that may not be observable, such as credit and liquidity risks. Government securities are valued by third-party pricing sources.
Common collective funds are valued at the net asset value per share multiplied by the number of shares held as of the measurement date. The net asset value as provided by the trustee, is used as a practical expedient to estimate fair value. The net asset value is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported net asset value. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trust, the investment advisor reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.
Self-directed brokerage accounts primarily consist of common stock that is valued on the basis of readily determinable market prices.  These accounts have also been invested in actively traded mutual fund vehicles which are valued at the daily closing price as reported by the fund.  Investments within the self-directed brokerage accounts are up to the discretion of participants within the fund.

Quantitative Information about Significant Unobservable Inputs Used in Level 3 Fair Value Measurements— There were no Plan Level 3 significant unobservable inputs used in 2018 or 2017.
The following table summarizes investments for which fair value is measured using the net asset value per share practical expedient as of December 31, 2018 and 2017, respectively (in thousands). There are no participant redemption restrictions for these investments; the redemption notice period is applicable only to the Plan.

	2018 Fair value	Unfunded commitments	Redemption frequency	Redemption notice period
Common collective funds	$1,592,981	N/A	Daily - Monthly	1- 5 days
Real estate fund	55,123	N/A	Quarterly	30 days
Total	$1,648,104

	2017 Fair value	Unfunded commitments	Redemption frequency	Redemption notice period
Common collective funds	$1,608,479	N/A	Daily - Monthly	1- 5 days
Real estate fund	60,044	N/A	Quarterly	30 days
Total	$1,668,523

NOTE 5 - INVESTMENT CONTRACTS
The Plan, via the Master Trust, has entered into various benefit-responsive investment contracts (Stable Value Contracts) which are intended to help the Stable Value Fund Master Trust Investment Account (Stable Value Fund) maintain stable principal valuation in most circumstances. Stable Value Contracts are negotiated over-the-counter contracts issued specifically to the Stable Value Fund by banks, insurance companies, and other financial institutions, and typically require the Stable Value Fund to pay periodic fees to the contract’s issuer.
The Stable Value Fund is managed by Goldman Sachs and invests in Stable Value Contracts to help offset price fluctuations. The terms of each Stable Value Contract obligate the contract’s issuer to keep a separate record for the contract’s value, which under most circumstances approximates the value of invested principal plus accrued interest, adjusted for deposits, withdrawals and fees. Participants may ordinarily direct the distribution or transfer of all or a portion of their investment at contract value as reported to the Plan by the issuers.
Stable Value Contracts are classified as either traditional guaranteed investment contracts (“TGIC”) or synthetic guaranteed investment contracts (“SGIC”). A SGIC differs from a TGIC in that the Plan owns the assets underlying the investment of a SGIC, and the bank, insurance company, or other financial institution issues a contract, referred to as a “wrapper,” that maintains the contract value of the underlying investment for the duration of the SGIC.
The following represents the disaggregation of contract value between types of investment contracts held by the Plan at December 31, 2018 and 2017.

	2018	2017
Synthetic investment contracts	$822,126	$841,114
Traditional investment contracts	—	12,395
Short-term investment fund	16,704	17,105
Total	$838,830	$870,614
The Stable Value Fund’s Net Asset Value (“NAV”) is normally expected to be calculated using the contract value of the Stable Value Contracts, regardless of the fluctuations in the market value of the underlying fixed income portfolios, which is intended to allow the fund to maintain a stable NAV. The terms of each Stable Value Contract provide for certain qualified withdrawals allowed under the Plan, such as exchanges, withdrawals, distributions and benefits to be paid at contract value, although terms vary from contract to contract and certain withdrawals may not be permitted at contract value.
Investing in the Stable Value Fund involves certain risks, however the Stable Value Fund may be subject to additional risks other than those described below. The value of the Stable Value Fund’s investments may fluctuate, sometimes rapidly or unpredictably, due to a number of factors including changes in interest rates or inflation, adverse economic conditions, reduced market liquidity, poor manager performance, or other factors affecting the securities markets.

The creditworthiness of the contract issuer or guarantor of fixed income securities or Stable Value Contracts, may deteriorate, or the issuer may default or become unable or unwilling to make timely principal payments, interest payments, or to otherwise honor its obligations, which may impact the Stable Value Fund’s performance or cause a reduction in the Stable Value Fund’s NAV.
There are certain risks associated with investing in Stable Value Contracts. Stable Value Contracts contain terms including events of default and termination provisions, which if triggered could obligate the Stable Value Fund’s managers to alter their investment strategy and wind down the contracts over a period of several years, or could potentially cause loss of coverage under the Stable Value Contract(s). Certain events or conditions, including but not limited to, changes to the Plan’s other investment funds, changes to the rules or administration of the Plan or Stable Value Fund, employer restructuring or layoffs, corporate mergers or divestitures, employer bankruptcy, partial or complete Plan termination, changes in law, accounting procedures or regulatory changes, may result in withdrawals from the Stable Value Contracts being made at market value instead of book value, which could result in a reduction of the Stable Value Fund’s NAV. The Trustee is responsible for determining the Stable Value Fund’s NAV and the amount of any participant’s redemption from the Stable Value Fund.

NOTE 6 - RELATED-PARTY TRANSACTIONS
Certain of the Master Trust’s investments are units of Master Trust Investment Accounts managed by the Trustee. State Street is the trustee, as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Master Trust to the Trustee for trustee services were approximately $1.7 million for the year ended December 31, 2018 and $1.1 million for the year ended December 31, 2017.
Also included in the Master Trust’s investments are shares of common stock of International Paper Company, the Plan’s sponsor, which qualify as party-in-interest transactions. At December 31, 2018 and 2017, the Plan held 27.1 million and 26.4 million units, respectively, of common stock of International Paper Company, the sponsoring employer, with a cost basis of $238.2 million and $221.2 million, respectively. The Plan recorded dividend income of $11.4 million and $11.6 million for the years ended December 31, 2018 and 2017, respectively.
Transactions with related parties were conducted on terms equivalent to those prevailing in an arm’s-length transaction.

NOTE 7 - INCOME TAX STATUS
The Internal Revenue Service (“IRS”) has determined and informed the Company, by a letter dated July 25, 2017, that the Plan and related trust were designed in accordance with the applicable requirements of the Code. The Company and the Plan administrator believe that the Plan, as amended from time to time subsequent to the receipt of the IRS determination letter, is currently designed and operated in compliance with the applicable requirements of the Code, and that the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2018, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or an asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions and is currently being audited by the IRS for the year ended December 31, 2015. By letter dated March 20, 2019, the IRS notified the Company that it had completed its audit of the Plan. The Service permitted the Company to correct all issues identified under the IRS self-correction program. No penalties or other amounts were assessed in connection with the audit.
The DOL has advised the Company by letter dated March 13, 2018, that the Plan will be reviewed by the DOL to determine whether the Plan is conforming with the provisions of Title I of the Employee Retirement Income Security Act of 1974 (ERISA) and any regulations or orders thereunder.

NOTE 8 - TRANSFERS FROM OTHER PLANS
The Company also sponsors the International Paper Company Hourly Savings Plan. If employees are transferred from hourly to salaried status or vice versa during the year, their account balances are transferred to the plan in which they are eligible to participate following transfer.
The following table summarizes the net transfers from other plans during 2018 and 2017 (in thousands):

	2018	2017
International Paper Company Hourly Savings Plan—net transfers due to changes in employment status	$16,352	$15,306
Total net transfers from other plans	$16,352	$15,306

NOTE 9 - PLAN TERMINATION
Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100% vested in their accounts.

NOTE 10 - RECONCILIATION TO THE FORM 5500
For the years ended December 31, 2018 and 2017, the following is a reconciliation of participant-directed investments per the statements of net assets available for benefits to the Form 5500 (in thousands):

	2018	2017
Net assets available for benefits:
Total investments per the financial statements	$3,792,292	$4,156,475
Less self-directed brokerage accounts per the financial statements	(94,305)	(106,773)
Value of interest in Master Trust investment accounts per Form 5500, Schedule H, Part I, Line 1c(11)	$3,697,987	$4,049,702

NOTE 11 - SUBSEQUENT EVENT

Beginning January 1, 2019, participants who were in the pension plan (hired before July 1, 2004) are now eligible for RSA contributions.

SUPPLEMENTAL SCHEDULE

INTERNATIONAL PAPER COMPANY SALARIED SAVINGS PLAN
EIN: 13-0872805; PLAN 007
FORM 5500, SCHEDULE H, PART IV, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2018

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
*	Various participants	Participant loans at interest rates of 4.25% to 10.50%, maturing through December 2027	**	$63,263,278
*	Empower Retirement	Self-directed brokerage accounts - other assets	**	94,209,991
*	International Paper Company	Self-directed brokerage accounts - Bonds at interest rate of 7.50% due August 2021	**	76,461
*	International Paper Company	Self-directed brokerage accounts - Common stock	**	18,419

*	Party-in-interest.

**	Cost information is not required for participant-directed investments and, therefore, is not included.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the person who administers the Plan has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

INTERNATIONAL PAPER COMPANY SALARIED SAVINGS PLAN

By:	/s/ Mark M. Azzarello
Mark M. Azzarello, Plan Administrator

Date:	June 25, 2019
Memphis, TN